Exhibit (n)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 of Constitution Capital Access Fund, LLC of our report dated May 30, 2024, relating to the financial statements and financial highlights included in the March 31, 2024 Annual Report to Shareholders of Constitution Capital Access Fund, LLC, which appears in the Prospectus and Statement of Additional Information of Constitution Capital Access Fund, LLC, dated July 1, 2024, which form a part of this Registration Statement.

We also consent to the references to us under the headings “Financial Highlights” and “Independent registered public accounting firm; legal counsel” in the Prospectus and under the headings “Independent registered public accounting firm; legal counsel” and “Financial statements” in the Statement of Additional Information.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

July 1, 2024